SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G*
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)*
China Cablecom Holdings, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21176105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21176105	Page 2 of 13 Pages
13G

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G21176105	Page 3 of 13 Pages
13G

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G21176105	Page 4 of 13 Pages
13G

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page	5	of	13	Pages
TABLE OF CONTENTS

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent holding company or control person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

Page	6	of	13	Pages
     This statement on Schedule 13G (this “Statement”) amends and supplements, as Amendment No. 1, the statement on Schedule 13G filed April 21, 2008 (the “Initial 13G”) and relates to the ordinary shares, par value $0.0005 per share (the “Shares”), of China Cablecom Holdings, Ltd. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report (i) a decrease in the number of Shares which the Reporting Persons may be deemed to beneficially own as of December 31, 2008 and (ii) that each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the Shares.
Item 1(a). Name of Issuer:
China Cablecom Holdings, Ltd.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
Item 2(a). Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. MHR Advisors LLC (“Advisors”);
2. MHR Fund Management LLC (“Fund Management”); and
3. Mark H. Rachesky, MD (“Dr. Rachesky”).
     This Statement relates to Shares held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), and MHR Capital Partners (100) LP, a Delaware limited partnership (“Capital Partners (100)”). Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100) and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the accounts of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and Fund Management and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100).
Item 2(b). Address of Principal Business Office or, if none, Residence:

Page	7	of	13	Pages
     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.
Item 2(c). Citizenship:

1.	Advisors is a Delaware limited liability company.

2.	Fund Management is a Delaware limited liability company.

3.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Ordinary Shares
Item 2(e). CUSIP Number:
     G21176105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___
Item 4. Ownership..
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
     (a) Amount beneficially owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 223,073 Shares held for its own account. This number consists of 223,073 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares.

Page	8	of	13	Pages
2.	Capital Partners (100) may be deemed to be the beneficial owner of 26,927 Shares held for its own account. This number consists of 26,927 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares.

3.	Advisors may be deemed to be the beneficial owner of 250,000 Shares. This number consists of (A) 223,073 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (B) 26,927 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares.

4.	Fund Management may be deemed to be the beneficial owner of 250,000 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account and Capital Partners (100).

5.	Dr. Rachesky may be deemed to be the beneficial owner of 250,000 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management and Advisors.
(b) Percent of class:
The percentages set forth below are based on information contained in the Issuer’s Form 6-K filed November 19, 2008, which disclosed that there were 9,308,031 Shares outstanding as of September 30, 2008.

1.	Master Account may be deemed to be the beneficial owner of approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page	9	of	13	Pages
2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 2.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 2.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 2.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c) Number of shares as to which such person has:
1.	Master Account

Page	10	of	13	Pages
(i)	Sole power to vote or to direct the vote: 223,073

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 223,073

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 26,927

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 26,927

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Page	11	of	13	Pages
4.	Fund Management
(i)	Sole power to vote or to direct the vote: 250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 250,000

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 250,000

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
☑	This Statement is being filed to report the fact that, as of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group.
     This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group.
     This Item 9 is not applicable.

Page	12	of	13	Pages
Item 10. Certification.
     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	13	of	13	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
February 13, 2009.

MHR ADVISORS LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact